EXHIBIT 99.1

18100 Von Karman Avenue Suite 200 Irvine, CA 92612 949.569.9700
NEWS RELEASE
Contact:    Jennifer Franklin
Phone:    949.427.1385
Email:    jennifer@spotlightmarcom.com
STEADFAST APARTMENT REIT, INC. ANNOUNCES
RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021
Irvine, Calif., October 27, 2021 — Steadfast Apartment REIT, Inc. (the “Company”) announced today its operating results for the three and nine months ended September 30, 2021.
Third Quarter Results
For the three and nine months ended September 30, 2021, the Company increased total revenues to $90.6 million and $259.4 million compared to $83.7 million and $217.7 million for the three and nine months ended September 30, 2020. During the same period, net loss decreased to $11.6 million and $40.2 million compared to $37.8 million and $100.5 million. Total assets of the Company were $3.22 billion at September 30, 2021, compared to $3.30 billion at December 31, 2020. The Company’s results of operations for the three and nine months ended September 30, 2021 compared to the prior year period were primarily impacted by the mergers with Steadfast Income REIT, Inc. and Steadfast Apartment REIT III, Inc. in March 2020 and the Company’s transactions with its former sponsor and its affiliates to become a self-managed company in September 2020.
As of September 30, 2021, the Company’s portfolio consisted of 73 properties (including three properties held for the development of apartment homes) in 14 states.
Agreement and Plan of Merger
On July 26, 2021, the Company, and Steadfast Apartment REIT Operating Partnership L.P., the Company’s subsidiary operating partnership (“STAR OP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Independence Realty Trust, Inc. (“IRT”), its operating partnership, Independence Realty Operating Partnership, LP (“IRT OP”), and IRSTAR Sub, LLC, a wholly-owned subsidiary of IRT (“IRT Merger Sub”).
On the terms, and subject to the conditions of, the Merger Agreement, the Company will merge with and into IRT Merger Sub (the “Company Merger”), with IRT Merger Sub surviving the Company Merger as a wholly-owned subsidiary of IRT; and immediately thereafter, STAR OP will merge with and into IRT OP (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), with IRT OP surviving the Partnership Merger.

At the effective time of the Company Merger (the “Company Merger Effective Time”), each share of common stock, par value $0.01 per share, of the Company (“STAR Common Stock”) issued and outstanding immediately prior to the Company Merger Effective Time will be converted automatically into the right to receive 0.905 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of IRT (“IRT Common Stock”), with cash paid in lieu of fractional shares. Shares of IRT Common Stock issued in connection with the Company Merger will be listed for trading on the New York Stock Exchange.
At the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), (1) each unit of limited partnership interest of STAR OP designated as a “Class A Common Unit" (each a “Class A STAR OP Unit”) issued and outstanding immediately prior to the Partnership Merger Effective Time and owned by the Company or a subsidiary of the Company will be converted automatically into the right to receive a number of common units (each, an “IRT OP Common Unit”) of limited partnership of IRT OP equal to the Exchange Ratio and will be owned by IRT through IRT Merger Sub and (2) each unit of limited partnership interest of STAR OP designated as a “Class A-2 Common Unit” or “Class B Common Unit” issued and outstanding immediately prior to the Partnership Merger Effective Time will be converted automatically into the right to receive a number of IRT OP Common Units.
Through the Mergers, the Company’s stockholders will receive, in aggregate, in exchange for their shares of common stock, approximately 99.7 million shares of IRT Common Stock and limited partners in STAR OP will receive, in aggregate, in exchange for their STAR OP Units, approximately 6.4 million IRT OP Common Units.
Consummation of the Mergers is subject to customary closing conditions, including, among others, receipt of IRT stockholder approval and approval of the Company’s stockholders, and is expected to occur in the fourth quarter of 2021.
In connection with the approval of the Mergers, on July 26, 2021, the Company announced that the Company’s board of directors (the “Company Board”), including all of the Company’s independent directors, voted to terminate the Company's Amended and Restated Distribution Reinvestment Plan (the “DRP”) and the Company’s Second Amended and Restated Share Repurchase Plan (as amended, the “SRP”), each termination effective as of the Company Merger Effective Time. The Company's Board, including all of the Company’s independent directors, also voted to suspend (1) the DRP, effective as of the 10th day after notice was provided to stockholders and (2) indefinitely suspend the SRP effective as of the 30th day after notice was provided to stockholders.
Third Quarter Operational Highlights:
The Company:
•Increased average monthly rents from $1,173 at December 31, 2020 to $1,237 at September 30, 2021, while average monthly occupancy increased from 95.4% to 96.5% for the same periods.
•Experienced an increase in net operating income (“NOI”) to $54.7 million and $152.9 million for the three and nine months ended September 30, 2021, respectively, compared to $46.5 million and $120.4 million for the three and nine months ended September 30, 2020.**
•Experienced an increase in same-store NOI of 16.4% from $45.6 million for the three months ended September 30, 2020 to $53.1 million for the three months ended September 30, 2021.**

•Experienced an increase in funds from operations (“FFO”), as defined by the National Association of Real Estate Investment Trusts, to $22.2 million and $60.4 million for the three and nine months ended September 30, 2021, from $8.4 million and $25.0 million for the three and nine months ended September 30, 2020.**
•Experienced an increase in modified funds from operations (“MFFO”), as defined by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), to $25.6 million and $64.7 million for the three and nine months ended September 30, 2021, from $15.2 million and $33.2 million for the three and nine months ended September 30, 2020.**
•Invested $25.4 million in improvements for the Company’s three real estate development projects and invested an additional $43.5 million in improvements to the Company's real estate portfolio.
•Had $0.3 billion of variable rate debt with a weighted average interest rate of 2.08% and $1.9 billion of fixed rate debt with a weighted average interest rate of 3.95% as of September 30, 2021. The weighted average interest rate on the Company’s total outstanding debt was 3.70% as of September 30, 2021.
** NOI, FFO and MFFO are non-GAAP financial measures. Additional information on how management uses and calculates NOI, FFO, and MFFO and a reconciliation of NOI, FFO and MFFO to net loss is included in the exhibits to this release.
“Through the third quarter, we have had 5.4% rent growth and our portfolio is nearly 98% leased,” said Ella Neyland, president and chief financial officer of the Company. “The strong demand for multifamily assets and the supply shortage across the country have us well positioned to experience continued rent growth.”
Winter Storm Damage
During the nine months ended September 30, 2021, the Company incurred winter storm damage at 32 multifamily properties resulting in estimated insured losses of approximately $33.8 million, including the write-off of $12.5 million of fixed assets and $10.8 million of storm mitigation costs offset by insurance proceeds receivable of $23.3 million. As of September 30, 2021, $6.9 million of proceeds were received and $16.4 million remained in rents and other receivables.
COVID-19
The Company was not materially impacted by the COVID-19 pandemic during the three and nine months ended September 30, 2021. The Company continues to closely monitor the effects of COVID-19 and the outbreak of new strains of the virus on its residents, employees and vendors. The extent of the impact of COVID-19 and its variants on the Company’s results of operations will depend on future developments, including the outbreak of new strains of the virus and the direct and indirect economic effects of the pandemic and containment measures, among others. The Company recorded an allowance for doubtful accounts of $3.9 million for the nine months ended September 30, 2021, primarily as a result of the financial impact of COVID-19 on its residents.
The Company is currently working with residents at its communities to obtain rental relief assistance pursuant to the Emergency Rental Assistance Program ("ERA") adopted by the U.S. Department of Treasury. During the nine months ended September 30, 2021, over 1,000 residents received ERA rental assistance in the aggregate amount of $3.7 million.

About Steadfast Apartment REIT, Inc.
Steadfast Apartment REIT, Inc. is a real estate investment trust that was formed to acquire and operate a diverse portfolio of well-positioned, institutional-quality apartment communities in targeted markets throughout the United States that have demonstrated high occupancy and income levels across market cycles.
Forward-Looking Statements
This release contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, risks related to the economic impact of the ongoing COVID-19 pandemic on our residents and employees and the general economy; the Company’s and IRT’s ability to complete the Mergers on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and lender consents and satisfaction of other closing conditions to consummate the Mergers; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; risks related to diverting the attention of the Company’s and IRT’s management from ongoing business operations; failure to realize the expected benefits of the Mergers; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the proposed Mergers, including resulting expense or delay; the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the Mergers; effects relating to the announcement of the Mergers or any further announcements or the consummation of the Mergers on the market price of the IRT Common Stock; the possibility that, if IRT does not achieve the perceived benefits of the Mergers as rapidly or to the extent anticipated by financial analysts or investors, the market price of IRT Common Stock could decline; the value of the Company could decline; the availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general adverse economic and local real estate conditions; market conditions; legislative and regulatory changes that could adversely affect the business of the Company; and other factors, including those set forth in the Risk Factors section of the Company’s public filings with the Securities and Exchange Commission (the “SEC”), copies of which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.
THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES.
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FINANCIAL TABLES, NOTES AND EXHIBITS FOLLOW

STEADFAST APARTMENT REIT, INC.
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Assets:
Real Estate:
Land	$338,512,553	$331,031,517
Building and improvements	2,945,070,487	2,813,476,200
Tenant origination and absorption costs	1,682,900	1,752,793
Total real estate held for investment, cost	3,285,265,940	3,146,260,510
Less accumulated depreciation and amortization	(480,154,543)	(384,494,007)
Total real estate held for investment, net	2,805,111,397	2,761,766,503
Real estate held for development	34,870,861	39,891,218
Real estate held for sale, net	60,367,924	61,975,530
Total real estate, net	2,900,350,182	2,863,633,251
Cash and cash equivalents	122,107,875	258,198,326
Restricted cash	38,360,359	38,998,980
Goodwill	125,220,448	125,220,448
Due from affiliates	266,453	377,218
Rents and other receivables	22,967,608	5,385,108
Other assets	11,996,018	9,925,714
Total assets	$3,221,268,943	$3,301,739,045

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued liabilities	$81,920,569	$80,732,664
Notes payable, net:
Mortgage notes payable, net	1,369,141,135	1,363,796,018
Credit facilities, net	712,416,114	711,798,953
Notes payable related to real estate held for sale, net	53,684,875	53,650,700
Total notes payable, net	2,135,242,124	2,129,245,671
Distributions payable	4,795,740	8,462,735
Distributions payable to affiliates	265,620	469,236
Due to affiliates	228,202	337,422
Liabilities related to real estate held for sale	1,304,445	865,862
Total liabilities	2,223,756,700	2,220,113,590
Commitments and contingencies
Stockholders’ Equity:
Preferred stock, $0.01 par value per share; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 999,998,000 shares authorized, 110,188,806 and 110,070,572 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	1,101,887	1,100,706
Convertible stock, $0.01 par value per share; 1,000 shares authorized, zero shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	—	—
Class A Convertible stock, $0.01 par value per share; 1,000 shares authorized, zero shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	1,609,821,541	1,603,989,130
Cumulative distributions and net losses	(712,272,617)	(627,787,040)
Total Steadfast Apartment REIT, Inc. (“STAR”) stockholders’ equity	898,650,811	977,302,796
Noncontrolling interest	98,861,432	104,322,659
Total equity	997,512,243	1,081,625,455
Total liabilities and stockholders’ equity	$3,221,268,943	$3,301,739,045

STEADFAST APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues:
Rental income	$89,905,120	$82,937,828	$257,205,237	$215,817,169
Other income	736,773	732,680	2,219,106	1,862,873
Total revenues	90,641,893	83,670,508	259,424,343	217,680,042
Expenses:
Operating, maintenance and management	23,114,563	21,567,499	65,213,378	53,783,824
Real estate taxes and insurance	12,819,459	12,935,004	41,263,876	35,346,220
Fees to affiliates	4,158	8,449,715	12,708	30,586,344
Depreciation and amortization	34,051,286	47,564,706	101,203,302	129,596,268
Interest expense	20,279,374	20,628,159	60,174,405	54,734,431
General and administrative expenses	14,066,611	11,705,698	37,128,402	19,408,854
Impairment of real estate	—	—	—	5,039,937
Total expenses	104,335,451	122,850,781	304,996,071	328,495,878
Loss before other income (expense)	(13,693,558)	(39,180,273)	(45,571,728)	(110,815,836)
Other income (expense):
Gain on sale of real estate, net	—	1,392,434	—	12,777,033
Interest income	49,382	165,495	252,450	553,011
Insurance proceeds in excess of losses incurred	375,931	112,342	511,291	236,754
Equity in loss from unconsolidated joint venture	—	(16,711)	—	(3,020,111)
Fees and other income from affiliates	1,622,096	390,099	4,651,364	390,099
Loss on debt extinguishment	—	(621,451)	—	(621,451)
Total other income	2,047,409	1,422,208	5,415,105	10,315,335
Net loss	(11,646,149)	(37,758,065)	(40,156,623)	(100,500,501)
Loss allocated to noncontrolling interest	(1,003,675)	(844,653)	(2,445,203)	(681,339)
Net loss attributable to common stockholders	$(10,642,474)	$(36,913,412)	$(37,711,420)	$(99,819,162)
Loss per common share — basic and diluted	$(0.10)	$(0.34)	$(0.34)	$(1.04)
Weighted average number of common shares outstanding — basic and diluted	109,901,506	109,663,583	109,898,905	95,714,116

Steadfast Apartment REIT, Inc.
Non-GAAP Measures - FFO and MFFO Reconciliation
For the Three and Nine Months Ended September 30, 2021 and 2020
Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations, or FFO, which the Company believes to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust (“REIT”). The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to the Company’s net income or loss as determined under U.S. generally accepted accounting principles (“GAAP”).
The Company defines FFO, a non-GAAP financial measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in December 2018 (the “White Paper”). The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and non-cash impairment charges of real estate related investments, plus real estate related depreciation and amortization, cumulative effects of accounting changes and after adjustments for unconsolidated partnerships and joint ventures. According to the White Paper, while the majority of equity REITs measure FFO in accordance with NAREIT’s definition, there are variations in the securities to which the reported NAREIT-defined FFO applies (e.g., all equity securities, all common shares, all common shares less shares held by non-controlling interests). While each of these metrics may represent FFO as defined by NAREIT, accurate labeling with respect to applicable securities is important, particularly as it relates to the labelling of the FFO metric and in the reconciliation of GAAP net income (loss) to FFO.
In calculating FFO, the Company believes it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of the Company’s operations, it could be difficult to recover any impairment charges. The Company’s FFO calculation complies with NAREIT’s policy described above.
The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. The Company believes that since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, the Company believes that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of its performance to investors and to the Company’s management, and when compared year over year, reflects the impact on its operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. The Company adopted Accounting Standards Update, (“ASU”), 2016-02, Leases, (“ASU 2016-02,”) on January 1, 2019, which requires the Company, as a lessee, to recognize a liability for obligations under a lease contract and a right-of-use, or ROU, asset. The carrying amount of the ROU asset is amortized over the term of the lease. Because the Company has no ownership rights (current or residual) in the underlying asset, NAREIT concluded that the amortization of the ROU asset should not be added back to GAAP net income (loss) in calculating FFO. This amortization expense is included in FFO. The White Paper also states that non-real estate depreciation and amortization such as computer software, company office improvements, furniture and fixtures, and other items commonly found in other industries are required to be recognized as expenses by GAAP in the calculation of net income and similarly, should be included in FFO.
However, FFO, and modified funds from operations, or MFFO as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the Company’s operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.
Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. The Company’s management believes these fees and expenses do not affect the Company’s overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation.
Due to the above factors and other unique features of publicly registered, non-listed REITs, the Institute for Portfolio Alternatives, formerly known as the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs and which the Company believes to be another appropriate supplemental measure to reflect the operating performance of a public, non-listed REIT having the characteristics described above. MFFO is not equivalent to net income or loss as determined under GAAP. The Company believes that, because MFFO excludes costs that it considers more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that are not capitalized, as discussed below, and affects its operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of its operating performance after the period in which it is acquiring properties and once its portfolio is in place. By providing MFFO, the Company believes it is presenting useful information that assists investors and analysts to better assess the sustainability of its operating performance after its offering has been completed and its properties have been acquired. The Company also believes that MFFO is a recognized measure of sustainable operating performance by the public, non-listed REIT industry. Further, the Company believes MFFO is useful in comparing the sustainability of its operating performance after its offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of the Company’s operating performance after its offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on the Company’s operating performance during the periods in which properties are acquired.
The Company defines MFFO, a non-GAAP financial measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the “Practice Guideline”), issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. The Company does not retain an outside consultant to review all of its hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of the Company’s operations, the Company believes it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.
The Company’s MFFO calculation complies with the Practice Guideline described above, except with respect to certain acquisition fees and expenses as discussed below. In calculating MFFO, the Company excludes acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Historically under GAAP, acquisition fees and expenses were characterized as operating expenses in determining operating net income. However, pursuant to Accounting Standards Codification, or ASC 805-50, Business Combinations — Related Issues (“ASC 805”), acquisition fees and expenses are capitalized and depreciated under certain conditions. Prior to the completion of the internalization of management in September 2020 (the “Internalization Transaction”), these expenses were paid in cash by the Company. All paid acquisition fees and expenses had negative effects on returns to investors, the potential for future distributions, and cash flows generated by the Company, unless earnings from operations or net sales proceeds from the disposition of other properties were generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. The acquisition of properties, and the corresponding acquisition fees and expenses, was the key operational feature of the Company’s business plan to generate operational income and cash flow to fund distributions to stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, the Company views fair value adjustments of derivatives and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.

The Company’s management uses MFFO and the adjustments used to calculate MFFO in order to evaluate the Company’s performance against other public, non-listed REITs with varying targeted exit strategies. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if the Company does not continue to operate in this manner. The Company believes that its use of MFFO and the adjustments used to calculate MFFO allow the Company to present its performance in a manner that reflects certain characteristics that are unique to public, non-listed REITs, such as defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. By excluding expensed acquisition costs that are not capitalized, the use of MFFO provides information consistent with the Company’s management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to the Company’s current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, the Company believes MFFO provides useful supplemental information.
Presentation of this information is intended to provide useful information to investors as they compare the Company’s operating performance to that of other public, non-listed REITs, although it should be noted that not all public, non-listed REITs calculate FFO and MFFO the same way, so comparisons with other public, non-listed REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of the Company’s performance, as an alternative to cash flows from operations as an indication of the Company’s liquidity, or indicative of funds available to fund the Company’s cash needs, including the Company’s ability to make distributions to stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of the Company’s performance. MFFO is useful in assisting the Company’s management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.
Neither the Securities and Exchange Commission (the “SEC”), NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that the Company uses to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the public, non-listed REIT industry and in response to such standardization the Company may have to adjust its calculation and characterization of FFO or MFFO accordingly.

The Company’s calculation of FFO and MFFO is presented in the following table for the three and nine months ended September 30, 2021 and 2020:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020
Reconciliation of net loss to MFFO:
Net loss	$(11,646,149)	$(37,758,065)	$(40,156,623)	$(100,500,501)
Depreciation of real estate assets	33,320,641	33,055,972	99,073,405	89,122,949
Amortization of lease-related costs(1)	572,331	14,431,485	1,523,041	40,392,592
Gain on sale of real estate, net	—	(1,392,434)	—	(12,777,033)
Impairment of real estate(2)	—	—	—	5,039,937
Impairment of unconsolidated joint venture(3)	—	—	—	2,442,411
Adjustments for investment in unconsolidated joint venture(4)	—	93,562	—	1,272,904
FFO	22,246,823	8,430,520	60,439,823	24,993,259
Acquisition fees and expenses(5)(6)	3,363,088	6,137,923	4,226,522	7,495,352
Unrealized loss on derivative instruments	40,902	29,093	39,699	56,287
Loss on debt extinguishment	—	621,451	—	621,451
Amortization of below market leases	(1,671)	(1,671)	(5,014)	(4,265)
MFFO	$25,649,142	$15,217,316	$64,701,030	$33,162,084
_____________
(1)    Amortization of lease-related costs for the three and nine months ended September 30, 2021 and 2020, exclude amortization of operating lease ROU assets of $3,367 and $10,101 and $3,367 and $6,845, respectively, and exclude the amortization of Property Management Agreements acquired in connection with the Internalization Transaction of $138,890 and $552,512 and $71,392 and $71,392, respectively, which are included in FFO.
(2)    Reflects adjustments to add back impairment charges in the nine months ended September 30, 2020 related to the Company’s efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the nine months ended September 30, 2020.
(3)    Reflects adjustments to add back impairment charges in the nine months ended September 30, 2020 related to the investment in the Company’s unconsolidated joint venture.
(4)    Reflects adjustments to add back the Company’s noncontrolling interest share of the adjustments to reconcile net loss attributable to common stockholders to FFO for the Company’s equity investment in the unconsolidated joint venture, which principally consisted of depreciation and amortization incurred by the joint venture as well as amortization of outside basis difference and a gain on sale of the investment in unconsolidated joint venture of $66,802 for the three and nine months ended September 30, 2020.

(5)    By excluding expensed acquisition costs that are not capitalized, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of the Company’s properties. Acquisition fees and expenses include payments to Steadfast Apartment Advisor, LLC, the Company’s former advisor, or third parties and are capitalized and depreciated under certain conditions. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the Company, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of the Company’s business plan to generate operational income and cash flow to fund distributions to its stockholders.
(6)    Acquisition fees and expenses for the three and nine months ended September 30, 2021 and 2020, include acquisition expenses of $3,363,088 and $4,226,522 and $6,137,923 and $7,495,352, respectively, which did not meet the criteria for capitalization under ASC 805, and were recorded in general and administrative expenses in the accompanying consolidated statements of operations. These expenses largely pertained to professional services fees incurred in connection with the ongoing pursuit of strategic alternatives and the acquisition expenses related to real estate projects which did not come to fruition.

Steadfast Apartment REIT, Inc.
Non-GAAP Measures - Net Operating Income
For the Three and Nine Months Ended September 30, 2021 and 2020
NOI is a non-GAAP financial measure of performance. NOI is used by investors and the Company’s management to evaluate and compare the performance of the Company’s properties, to determine trends in earnings and to compute the fair value of the Company’s properties as it is not affected by (1) the cost of funds of the Company, (2) acquisition costs of the Company, as applicable, (3) non-operating fees to affiliates, (4) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, (5) general and administrative expenses (including excess property insurance) and non-operating other gains and losses that are specific to the Company, or (6) impairment of real estate assets or other investments. The cost of funds is eliminated from net income (loss) because it is specific to the particular financing capabilities and constraints of the Company. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by the Company regarding the appropriate mix of capital which may have changed or may change in the future. Acquisition costs and non-operating fees to affiliates are eliminated because they do not reflect continuing operating costs of the property owner.
Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in the Company’s multifamily properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. These gains and losses can create distortions when comparing one period to another or when comparing the Company’s operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. The Company believes that eliminating these costs from net income (loss) is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating its properties as well as trends in occupancy rates, rental rates and operating costs.
However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, acquisition costs, as applicable, certain fees to affiliates, depreciation and amortization expense and gains or losses from the sale of properties, impairment charges and non-operating other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of the Company’s properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income which further limits its usefulness.
NOI is a measure of the operating performance of the Company’s properties but does not measure the Company’s performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, the Company’s NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as the Company does.
The following is a reconciliation of the Company’s NOI to net loss for the three and nine months ended September 30, 2021 and 2020, computed in accordance with GAAP:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss	$(11,646,149)	$(37,758,065)	$(40,156,623)	$(100,500,501)
Fees to affiliates(1)	—	5,648,468	—	21,143,650
Depreciation and amortization	34,051,286	47,564,706	101,203,302	129,596,268
Interest expense	20,279,374	20,628,159	60,174,405	54,734,431
Loss on debt extinguishment	—	621,451	—	621,451
General and administrative expenses	14,066,611	11,705,698	37,128,402	19,408,854
Gain on sale of real estate	—	(1,392,434)	—	(12,777,033)
Other gains(2)	(425,313)	(277,837)	(763,741)	(789,765)
Adjustments for investment in unconsolidated joint venture(3)	—	163,001	—	1,816,220
Other-than-temporary impairment of investment in unconsolidated joint venture(4)	—	—	—	2,442,411
Impairment of real estate(5)	—	—	—	5,039,937
Fees and other income from affiliates(6)	(1,622,096)	(390,099)	(4,651,364)	(390,099)
Affiliated rental revenue(7)	—	5,973	5,916	5,973
Net operating income	$54,703,713	$46,519,021	$152,940,297	$120,351,797
________________
(1)        Fees to affiliates for the three and nine months ended September 30, 2021, exclude property management fees of $4,158 and $12,708, respectively, which are included in NOI. Fees to affiliates for the three and nine months ended September 30, 2020, exclude property management fees of $1,618,611 and $5,484,468 and other reimbursements of $1,182,636 and $3,958,226, respectively, which are included in NOI.

(2)    Other gains for the three and nine months ended September 30, 2021 and 2020, include non-recurring insurance claim recoveries and interest income which are not included in NOI.
(3) Reflects adjustments to add back the Company’s noncontrolling interest share of the adjustments to reconcile the Company’s net loss attributable to common stockholders to NOI for the Company’s equity investment in the unconsolidated joint venture, which principally consisted of depreciation, amortization and interest expense incurred by the joint venture as well as the amortization of outside basis difference. The adjustment for investment in unconsolidated joint venture also includes gain on sale of the investment in unconsolidated joint venture of $66,802 for the three and nine months ended September 30, 2020.
(4)    Reflects adjustment to add back an other-than-temporary impairment of $2,442,411 in the nine months ended September 30, 2020 related to the Company’s investment in unconsolidated joint venture.
(5)    Reflects adjustments to add back impairment charges in the nine months ended September 30, 2020 related to the Company’s efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values.
(6) Reflects adjustment to exclude income earned pursuant to the transition services agreement, property management agreements and construction management agreements entered into in connection with the Internalization Transaction.
(7) Reflects adjustment to add back rental revenue earned from a consolidated entity following the Internalization Transaction which represent intercompany transactions eliminated in consolidation.

EXHIBIT A
MONTHLY PORTFOLIO SNAPSHOT - 3RD QUARTER

Monthly Portfolio Snapshot	JULY 2021

Property	Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Villages at Spring Hill Apartments	Spring Hill, TN	176	–	176	173	98.3%	99.2%
Harrison Place Apartments	Indianapolis, IN	307	–	307	302	98.4%	99.5%
The Residences on McGinnis Ferry	Suwanee, GA	696	–	696	669	96.1%	98.0%
The 1800 at Barrett Lakes	Kennesaw, GA	500	–	500	492	98.4%	99.7%
The Oasis	Colorado Springs, CO	252	–	252	245	97.2%	98.4%
Columns on Wetherington	Florence, KY	192	–	192	189	98.4%	99.7%
Preston Hills at Mill Creek	Buford, GA	464	–	464	453	97.6%	99.0%
Eagle Lake Landing Apartments	Speedway, IN	277	–	277	266	96.0%	99.2%
Reveal on Cumberland	Fishers, IN	220	–	220	216	98.2%	99.5%
Heritage Place Apartments	Franklin, TN	105	–	105	101	96.2%	98.5%
Rosemont at East Cobb	Marietta, GA	180	–	180	175	97.2%	99.0%
Ridge Crossings Apartments	Birmingham, AL	720	–	720	691	96.0%	97.5%
Bella Terra at City Center	Aurora, CO	304	–	304	297	97.7%	98.6%
Hearthstone at City Center	Aurora, CO	360	1	359	346	96.1%	97.8%
Arbors at Brookfield	Mauldin, SC	702	–	702	667	95.0%	97.4%
Carrington Park	Kansas City, MO	298	–	298	290	97.3%	99.2%
Delano at North Richland Hills	North Richland Hills, TX	263	–	263	257	97.7%	99.9%
Meadows at North Richland Hills	North Richland Hills, TX	252	3	249	234	92.9%	97.1%
Kensington by the Vineyard	Euless, TX	259	–	259	250	96.5%	98.4%
Monticello by the Vineyard	Euless, TX	354	–	354	345	97.5%	98.4%
The Shores	Oklahoma City, OK	300	–	300	292	97.3%	99.3%
Lakeside at Coppell	Coppell, TX	315	6	309	295	93.7%	96.4%
Meadows at River Run	Bolingbrook, IL	374	1	373	361	96.5%	97.8%
Park Valley Apartments	Smyrna, GA	496	–	496	482	97.2%	99.0%
PeakView at T-Bone Ranch	Greeley, CO	224	–	224	213	95.1%	98.3%
PeakView by Horseshoe Lake	Loveland, CO	222	–	222	217	97.7%	99.2%
Stoneridge Farms	Smyrna, TN	336	–	336	326	97.0%	98.5%
Fielder’s Creek	Englewood, CO	217	–	217	210	96.8%	98.8%
Landings of Brentwood	Brentwood, TN	724	–	724	701	96.8%	98.3%
1250 West Apartments	Marietta, GA	468	2	466	452	96.6%	98.2%
Sixteen50 @ Lake Ray Hubbard	Rockwall, TX	334	–	334	324	97.0%	98.4%
Eleven10 at Farmers Market	Dallas, TX	313	–	313	302	96.5%	98.4%
Patina Flats	Loveland, CO	155	–	155	152	98.1%	99.9%
Clarion Park Apartments	Olathe, KS	220	1	219	207	94.1%	96.5%
Spring Creek Apartments	Edmond, OK	252	–	252	247	98.0%	99.6%
Montclair Parc Apartment Homes	Oklahoma City, OK	360	11	349	341	94.7%	95.9%
Hilliard Park Apartments	Columbus, OH	201	1	200	196	97.5%	98.6%
Sycamore Terrace Apartments	Terre Haute, IN	250	–	250	241	96.4%	99.7%
Hilliard Summit Apartments	Columbus, OH	208	–	208	203	97.6%	99.0%
Forty 57 Apartments	Lexington, KY	436	–	436	426	97.7%	99.5%
Riverford Crossing Apartments	Frankfort, KY	300	–	300	297	99.0%	99.8%
Hilliard Grand Apartments	Dublin, OH	314	–	314	302	96.2%	98.8%
Deep Deuce at Bricktown	Oklahoma City, OK	294	4	290	281	95.6%	97.3%
Retreat at Quail North	Oklahoma City, OK	240	–	240	232	96.7%	97.2%
Tapestry Park Apartments	Birmingham, AL	354	–	354	337	95.2%	97.6%
Bricegrove Park Apartments	Canal Winchester, OH	240	–	240	232	96.7%	98.3%

Monthly Portfolio Snapshot	JULY 2021 - CONTINUED

Property	Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Retreat at Hamburg Place	Lexington, KY	150	–	150	148	98.7%	99.8%
Villas at Huffmeister	Houston, TX	294	–	294	288	98.0%	99.2%
Villas at Kingwood	Kingwood, TX	330	–	330	318	96.4%	98.3%
Waterford Place at Riata Ranch	Cypress, TX	228	–	228	222	97.4%	98.7%
Carrington Place	Houston, TX	324	–	324	311	96.0%	98.0%
Carrington at Champion Forest	Houston, TX	284	–	284	274	96.5%	97.9%
Carrington Park at Huffmeister	Cypress, TX	232	–	232	228	98.3%	99.4%
Heritage Grand at Sienna Plantation	Missouri City, TX	240	–	240	235	97.9%	99.4%
Mallard Crossing Apartments	Loveland, OH	350	–	350	336	96.0%	98.5%
Reserve at Creekside	Chattanooga, TN	192	–	192	190	99.0%	99.7%
Oak Crossing Apartments	Fort Wayne, IN	222	–	222	218	98.2%	99.3%
Double Creek Flats	Plainfield, IN	240	1	239	233	97.1%	99.1%
Jefferson at the Perimeter	Dunwoody, GA	504	2	502	484	96.0%	98.5%
Bristol Village	Aurora, CO	240	–	240	232	96.7%	97.8%
Canyon Resort at Great Hills	Austin, TX	256	–	256	238	93.0%	98.8%
Reflections on Sweetwater	Lawrenceville, GA	280	–	280	271	96.8%	98.6%
The Pointe at Vista Ridge	Lewisville, TX	300	–	300	291	97.0%	99.3%
Belmar Villas	Lakewood, CO	318	–	318	304	95.6%	97.2%
Sugar Mill	Lawrenceville, GA	244	–	244	239	98.0%	98.9%
Avery Point	Indianapolis, IN	512	–	512	490	95.7%	98.0%
Cottage Trails at Culpepper Landing	Chesapeake, VA	183	–	183	180	98.4%	99.6%
VV & M	Dallas, TX	310	1	309	297	95.8%	97.7%
Los Robles	San Antonio, TX	306	–	306	300	98.0%	99.3%
Garrison Station	Murfreesboro, TN	119	2	117	86	72.3%	86.3%
Ballpark Apartments at Town Madison	Madison, AL	274	1	273	255	93.1%	96.6%
Total		21,960	37	21,923	21,195	96.5%	98.4%

Commercial Space
Storage	Location	Total Units	Total Storage Units	Occupied Storage Units	% Occupied
Park Valley Commercial	Smyrna, GA	1	1	1	100.0%

Retail	Location	Total Units	Total Square Footage	Occupied Square Footage	% Occupied
Patina Flats	Loveland, CO	7	15,206	10,196	67.1%

Monthly Portfolio Snapshot	AUGUST 2021

Property	Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Villages at Spring Hill Apartments	Spring Hill, TN	176	–	176	172	97.7%	98.6%
Harrison Place Apartments	Indianapolis, IN	307	–	307	297	96.7%	98.0%
The Residences on McGinnis Ferry	Suwanee, GA	696	–	696	673	96.7%	97.6%
The 1800 at Barrett Lakes	Kennesaw, GA	500	–	500	492	98.4%	99.5%
The Oasis	Colorado Springs, CO	252	–	252	238	94.4%	97.7%
Columns on Wetherington	Florence, KY	192	–	192	189	98.4%	100.0%
Preston Hills at Mill Creek	Buford, GA	464	–	464	455	98.1%	98.8%
Eagle Lake Landing Apartments	Speedway, IN	277	–	277	268	96.8%	98.4%
Reveal on Cumberland	Fishers, IN	220	–	220	217	98.6%	99.6%
Heritage Place Apartments	Franklin, TN	105	–	105	102	97.1%	99.0%
Rosemont at East Cobb	Marietta, GA	180	–	180	178	98.9%	99.9%
Ridge Crossings Apartments	Birmingham, AL	720	–	720	695	96.5%	97.8%
Bella Terra at City Center	Aurora, CO	304	–	304	296	97.4%	98.9%
Hearthstone at City Center	Aurora, CO	360	1	359	348	96.7%	97.8%
Arbors at Brookfield	Mauldin, SC	702	–	702	670	95.4%	97.5%
Carrington Park	Kansas City, MO	298	–	298	293	98.3%	99.0%
Delano at North Richland Hills	North Richland Hills, TX	263	–	263	262	99.6%	99.9%
Meadows at North Richland Hills	North Richland Hills, TX	252	–	252	245	97.2%	98.6%
Kensington by the Vineyard	Euless, TX	259	–	259	252	97.3%	98.1%
Monticello by the Vineyard	Euless, TX	354	–	354	343	96.9%	98.0%
The Shores	Oklahoma City, OK	300	–	300	290	96.7%	97.5%
Lakeside at Coppell	Coppell, TX	315	7	308	299	94.9%	96.5%
Meadows at River Run	Bolingbrook, IL	374	1	373	359	96.0%	97.3%
Park Valley Apartments	Smyrna, GA	496	–	496	479	96.6%	98.7%
PeakView at T-Bone Ranch	Greeley, CO	224	–	224	215	96.0%	98.1%
PeakView by Horseshoe Lake	Loveland, CO	222	–	222	218	98.2%	98.7%
Stoneridge Farms	Smyrna, TN	336	–	336	326	97.0%	98.8%
Fielder’s Creek	Englewood, CO	217	–	217	209	96.3%	97.9%
Landings of Brentwood	Brentwood, TN	724	–	724	702	97.0%	98.0%
1250 West Apartments	Marietta, GA	468	3	465	451	96.4%	97.4%
Sixteen50 @ Lake Ray Hubbard	Rockwall, TX	334	1	333	325	97.3%	98.1%
Eleven10 at Farmers Market	Dallas, TX	313	–	313	305	97.4%	98.6%
Patina Flats	Loveland, CO	155	–	155	153	98.7%	99.6%
Clarion Park Apartments	Olathe, KS	220	2	218	208	94.5%	95.8%
Spring Creek Apartments	Edmond, OK	252	–	252	249	98.8%	99.8%
Montclair Parc Apartment Homes	Oklahoma City, OK	360	–	360	344	95.6%	96.7%
Hilliard Park Apartments	Columbus, OH	201	1	200	196	97.5%	98.2%
Sycamore Terrace Apartments	Terre Haute, IN	250	–	250	244	97.6%	99.7%
Hilliard Summit Apartments	Columbus, OH	208	–	208	203	97.6%	98.1%
Forty 57 Apartments	Lexington, KY	436	–	436	425	97.5%	98.4%
Riverford Crossing Apartments	Frankfort, KY	300	–	300	293	97.7%	99.0%
Hilliard Grand Apartments	Dublin, OH	314	–	314	307	97.8%	99.0%
Deep Deuce at Bricktown	Oklahoma City, OK	294	1	293	278	94.6%	97.0%
Retreat at Quail North	Oklahoma City, OK	240	–	240	232	96.7%	97.3%
Tapestry Park Apartments	Birmingham, AL	354	–	354	340	96.0%	97.8%
Bricegrove Park Apartments	Canal Winchester, OH	240	1	239	232	96.7%	97.4%
Retreat at Hamburg Place	Lexington, KY	150	–	150	147	98.0%	99.5%
Villas at Huffmeister	Houston, TX	294	1	293	287	97.6%	99.1%
Villas at Kingwood	Kingwood, TX	330	–	330	321	97.3%	97.9%
Waterford Place at Riata Ranch	Cypress, TX	228	–	228	223	97.8%	99.0%

Monthly Portfolio Snapshot	AUGUST 2021 - CONTINUED

Property	Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Carrington Place	Houston, TX	324	–	324	314	96.9%	98.1%
Carrington at Champion Forest	Houston, TX	284	–	284	275	96.8%	98.5%
Carrington Park at Huffmeister	Cypress, TX	232	–	232	227	97.8%	98.9%
Heritage Grand at Sienna Plantation	Missouri City, TX	240	–	240	238	99.2%	99.8%
Mallard Crossing Apartments	Loveland, OH	350	–	350	336	96.0%	97.6%
Reserve at Creekside	Chattanooga, TN	192	–	192	187	97.4%	99.0%
Oak Crossing Apartments	Fort Wayne, IN	222	–	222	216	97.3%	98.4%
Double Creek Flats	Plainfield, IN	240	1	239	232	96.7%	98.2%
Jefferson at the Perimeter	Dunwoody, GA	504	2	502	482	95.6%	97.6%
Bristol Village	Aurora, CO	240	–	240	232	96.7%	97.5%
Canyon Resort at Great Hills	Austin, TX	256	–	256	242	94.5%	97.4%
Reflections on Sweetwater	Lawrenceville, GA	280	–	280	273	97.5%	99.1%
The Pointe at Vista Ridge	Lewisville, TX	300	–	300	291	97.0%	98.6%
Belmar Villas	Lakewood, CO	318	–	318	309	97.2%	98.9%
Sugar Mill	Lawrenceville, GA	244	–	244	237	97.1%	98.8%
Avery Point	Indianapolis, IN	512	1	511	495	96.7%	98.5%
Cottage Trails at Culpepper Landing	Chesapeake, VA	183	–	183	179	97.8%	99.5%
VV & M	Dallas, TX	310	1	309	302	97.4%	98.7%
Los Robles	San Antonio, TX	306	–	306	302	98.7%	99.8%
Garrison Station	Murfreesboro, TN	160	2	158	115	71.9%	63.9%
Ballpark Apartments at Town Madison	Madison, AL	274	1	273	258	94.2%	96.9%
Total		22,001	27	21,974	21,287	96.8%	98.2%

Commercial Space
Storage	Location	Total Units	Total Storage Units	Occupied Storage Units	% Occupied
Park Valley Commercial	Smyrna, GA	1	1	1	100.0%

Retail	Location	Total Units	Total Square Footage	Occupied Square Footage	% Occupied
Patina Flats	Loveland, CO	7	15,206	10,196	67.1%

Monthly Portfolio Snapshot	SEPTEMBER 2021

Property	Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Villages at Spring Hill Apartments	Spring Hill, TN	176	–	176	174	98.9%	99.2%
Harrison Place Apartments	Indianapolis, IN	307	–	307	296	96.4%	98.3%
The Residences on McGinnis Ferry	Suwanee, GA	696	–	696	666	95.7%	96.8%
The 1800 at Barrett Lakes	Kennesaw, GA	500	–	500	482	96.4%	97.6%
The Oasis	Colorado Springs, CO	252	–	252	240	95.2%	96.9%
Columns on Wetherington	Florence, KY	192	–	192	190	99.0%	99.4%
Preston Hills at Mill Creek	Buford, GA	464	–	464	454	97.8%	98.5%
Eagle Lake Landing Apartments	Speedway, IN	277	1	276	268	96.8%	98.7%
Reveal on Cumberland	Fishers, IN	220	–	220	214	97.3%	98.9%
Heritage Place Apartments	Franklin, TN	105	–	105	101	96.2%	98.3%
Rosemont at East Cobb	Marietta, GA	180	–	180	178	98.9%	99.9%
Ridge Crossings Apartments	Birmingham, AL	720	–	720	683	94.9%	96.6%
Bella Terra at City Center	Aurora, CO	304	–	304	295	97.0%	98.3%
Hearthstone at City Center	Aurora, CO	360	1	359	349	96.9%	97.7%
Arbors at Brookfield	Mauldin, SC	702	–	702	669	95.3%	97.4%
Carrington Park	Kansas City, MO	298	–	298	292	98.0%	98.8%
Delano at North Richland Hills	North Richland Hills, TX	263	–	263	260	98.9%	99.3%
Meadows at North Richland Hills	North Richland Hills, TX	252	–	252	246	97.6%	99.1%
Kensington by the Vineyard	Euless, TX	259	–	259	251	96.9%	98.1%
Monticello by the Vineyard	Euless, TX	354	–	354	342	96.6%	97.8%
The Shores	Oklahoma City, OK	300	–	300	283	94.3%	94.6%
Lakeside at Coppell	Coppell, TX	315	3	312	302	95.9%	96.8%
Meadows at River Run	Bolingbrook, IL	374	1	373	356	95.2%	96.7%
Park Valley Apartments	Smyrna, GA	496	1	495	473	95.4%	97.2%
PeakView at T-Bone Ranch	Greeley, CO	224	–	224	214	95.5%	97.2%
PeakView by Horseshoe Lake	Loveland, CO	222	–	222	216	97.3%	97.8%
Stoneridge Farms	Smyrna, TN	336	–	336	327	97.3%	98.7%
Fielder’s Creek	Englewood, CO	217	–	217	205	94.5%	96.5%
Landings of Brentwood	Brentwood, TN	724	–	724	708	97.8%	98.4%
1250 West Apartments	Marietta, GA	468	3	465	452	96.6%	97.3%
Sixteen50 @ Lake Ray Hubbard	Rockwall, TX	334	1	333	326	97.6%	98.4%
Eleven10 at Farmers Market	Dallas, TX	313	–	313	297	94.9%	97.1%
Patina Flats	Loveland, CO	155	–	155	151	97.4%	98.9%
Clarion Park Apartments	Olathe, KS	220	2	218	201	91.4%	93.1%
Spring Creek Apartments	Edmond, OK	252	–	252	248	98.4%	98.6%
Montclair Parc Apartment Homes	Oklahoma City, OK	360	–	360	345	95.8%	97.0%
Hilliard Park Apartments	Columbus, OH	201	1	200	194	96.5%	97.2%
Sycamore Terrace Apartments	Terre Haute, IN	250	–	250	245	98.0%	98.5%
Hilliard Summit Apartments	Columbus, OH	208	–	208	200	96.2%	97.1%
Forty 57 Apartments	Lexington, KY	436	–	436	421	96.6%	97.8%
Riverford Crossing Apartments	Frankfort, KY	300	–	300	292	97.3%	98.6%
Hilliard Grand Apartments	Dublin, OH	314	–	314	307	97.8%	98.7%
Deep Deuce at Bricktown	Oklahoma City, OK	294	–	294	284	96.6%	97.5%
Retreat at Quail North	Oklahoma City, OK	240	–	240	230	95.8%	96.5%
Tapestry Park Apartments	Birmingham, AL	354	–	354	334	94.4%	96.1%
Bricegrove Park Apartments	Canal Winchester, OH	240	1	239	233	97.1%	97.8%
Retreat at Hamburg Place	Lexington, KY	150	–	150	147	98.0%	98.6%
Villas at Huffmeister	Houston, TX	294	1	293	289	98.3%	99.0%
Villas at Kingwood	Kingwood, TX	330	–	330	317	96.1%	97.6%
Waterford Place at Riata Ranch	Cypress, TX	228	–	228	224	98.2%	99.0%

Monthly Portfolio Snapshot	SEPTEMBER 2021 - CONTINUED

Property	Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Carrington Place	Houston, TX	324	–	324	317	97.8%	98.8%
Carrington at Champion Forest	Houston, TX	284	–	284	275	96.8%	97.7%
Carrington Park at Huffmeister	Cypress, TX	232	–	232	224	96.6%	97.9%
Heritage Grand at Sienna Plantation	Missouri City, TX	240	–	240	234	97.5%	98.0%
Mallard Crossing Apartments	Loveland, OH	350	–	350	337	96.3%	97.9%
Reserve at Creekside	Chattanooga, TN	192	–	192	188	97.9%	99.0%
Oak Crossing Apartments	Fort Wayne, IN	222	–	222	214	96.4%	98.0%
Double Creek Flats	Plainfield, IN	240	1	239	237	98.8%	99.3%
Jefferson at the Perimeter	Dunwoody, GA	504	3	501	483	95.8%	97.3%
Bristol Village	Aurora, CO	240	–	240	231	96.3%	97.1%
Canyon Resort at Great Hills	Austin, TX	256	–	256	245	95.7%	97.2%
Reflections on Sweetwater	Lawrenceville, GA	280	–	280	271	96.8%	98.2%
The Pointe at Vista Ridge	Lewisville, TX	300	–	300	295	98.3%	99.1%
Belmar Villas	Lakewood, CO	318	–	318	310	97.5%	98.8%
Sugar Mill	Lawrenceville, GA	244	–	244	238	97.5%	98.6%
Avery Point	Indianapolis, IN	512	1	511	497	97.1%	98.3%
Cottage Trails at Culpepper Landing	Chesapeake, VA	183	–	183	181	98.9%	99.7%
VV & M	Dallas, TX	310	1	309	298	96.1%	97.2%
Los Robles	San Antonio, TX	306	–	306	301	98.4%	99.5%
Garrison Station	Murfreesboro, TN	160	2	158	137	85.6%	90.5%
Ballpark Apartments at Town Madison	Madison, AL	274	1	273	257	93.8%	96.2%
Total		22,001	25	21,976	21,241	96.5%	97.7%

Commercial Space
Storage	Location	Total Units	Total Storage Units	Occupied Storage Units	% Occupied
Park Valley Commercial	Smyrna, GA	1	1	1	100.0%

Retail	Location	Total Units	Total Square Footage	Occupied Square Footage	% Occupied
Patina Flats	Loveland, CO	7	15,206	10,196	67.1%

DEFINITIONS OF PORTFOLIO PERFORMANCE METRICS
Total Units:    Number of units per property at the end of the reporting period.
Non-Revenue Units:    Number of model units or other non-revenue administrative units at the end of the reporting period.
Rentable Units:    Total Units less Non-Revenue Units at the end of the reporting period.
Average Occupied Units:    Number of units occupied based on a daily average during the reporting period.
Average Percent Occupied:    Percent of units occupied (Average Occupied Units divided by Total Units).
Percent Leased:    Percent of Total Units leased at the end of the reporting period (number of leased units divided by Total Units).
Total Storage Units:    Total number of storage units at the end of the reporting period.
Occupied Storage Units:    Total number of storage units occupied at the end of the reporting period.
Total Square Footage:    Total square footage of commercial property at the end of the reporting period.
Occupied Square Footage:    Total square footage of commercial property occupied at the end of the reporting period.
Percent Occupied:    Percent of storage units occupied (Occupied Storage Units divided by Total Storage Units) or square footage occupied (Occupied Square Footage divided by Total Square Footage).